EXHIBIT 12.1

NIKE, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended May 31,
	2009	2008	2007	2006	2005
	(In millions)
Net income	$1,486.7	$1,883.4	$1,491.5	$1,392.0	$1,211.6
Income taxes	469.8	619.5	708.4	749.6	648.2

Income before income taxes	1,956.5	2,502.9	2,199.9	2,141.6	1,859.8

Add fixed charges
Interest expense(1)	40.3	40.7	49.7	50.5	39.7
Interest component of leases(2)	39.7	34.4	28.5	25.2	23.3

Total fixed charges	80.0	75.1	78.2	75.7	63.0

Earnings before income taxes and fixed charges(3)	$2,036.5	$2,578.0	$2,278.1	$2,217.3	$1,922.8

Ratio of earnings to total fixed charges	25.5	34.3	29.1	29.3	30.5

(1)	Interest expense includes interest both expensed and capitalized.

(2)	Interest component of leases includes one-tenth of rental expense which approximates the interest component of operating leases.

(3)	Earnings before income taxes and fixed charges is exclusive of capitalized interest.